Stock Symbol:  RHOI

December 12, 2007

Linda van Doorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Rhino Outdoor International, Inc.
Form 10-KSB for the year ended December 31, 2006
Form 10-QSB for the quarter ended March 31, 2007
File No. 333-62690

Dear Ms. van Doorn:

We are responding to your letter of November 30, 2007.

Form 10-KSB for the years ended December 31, 2006

1.	The acknowledgements requested appear at the end of this letter.

2.	We will file an Item 4.02 Form 8K report as soon as we receive a report from our auditors regarding their review of our restated financial statements discussed in our letter of November 27, 2007.

Controls and Procedures

3.
We disagree that our accounting for the acquisition of Rhino Offroad Industries indicate material weaknesses in our disclosure controls and procedures.  At the time of the acquisition of Rhino Offroad, we advised our accountants of the structure of the transaction in detail. At the time of the preparation of the 2006 10-KSB report, a spreadsheet analysis was prepared and delivered to our auditors which was intended to illustrate the company’s projected income and expense for the succeeding five year period which supported management’s conclusion that the carrying cost of the intangible assets would not be impaired in view of the projected results. Our auditors did not express any concerns regarding the analysis and accepted the method of accounting employed.

Linda Van Doorn
December 12, 2007

The fact that our financial statements will be restated to comply with the comments contained in your letter of July 27, 2007 does not necessarily reflect material weaknesses in our disclosure controls and procedures. We will make appropriate disclosures in the amended reports reflecting our belief that our disclosure controls and procedures are adequate.

The Registrant acknowledges that:
  the Registrant is responsible for the adequacy and accuracy of the disclosures in the filings;
  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action under the federal securities laws of the United States; and
  the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments concerning either the responses contained in this letter or the amended reports filed herewith, please let us know.

Very truly yours,

/s/ WALT TATUM
Walt Tatum
Acting Chief Financial Officer

W.E.ROCK  ◊ RHINO OFF-ROAD INDUSTRIES ◊  YAMABUGGY
1191 Center Point Drive, Unit D  ◊ Henderson, NV 89074 USA ◊  (877) 446-6788  ◊  www.RhinoBrands.com